UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 27, 2012	By	/s/ Wang Jin
Name: Wang Jin
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

FIRST QUARTERLY REPORT 2012

This announcement is made by the Company pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2012 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2012 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

All directors of the Company attended the meeting of the Board.

This first quarterly report of the Company is unaudited.

Name of person-in-charge of the Company	Liu Shaoyong
Name of officer-in-charge of accounting	Ma Xulun
Name of officer-in-charge of the accounting department (accounting officer)	Wu Yongliang

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true and complete.

2.	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year
			(%)

Total assets (RMB’000)	114,579,341.00	112,215,152.00	2.11
Owners’ equity (or shareholders’ equity) (RMB’000)	20,749,382.00	20,437,377.00	1.53
Net assets per share attributable to the shareholders of listed company (RMB per share)	1.8400	1.8124	1.52

	From the beginning of the year to the end of the reporting period	Increase/decrease compared with the same period last year
		(%)

Net cash flow generated from operating activities (RMB’000)	3,484,573.00	–1.19
Net cash flow generated from operating activities per share (RMB per share)	0.3090	–1.19

	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease for the reporting period compared with the same period last year
			(%)
Net profit attributable to shareholders of listed company (RMB’000)	266,527.00	266,527.00	–73.68
Basic earnings per share (RMB per share)	0.0236	0.0236	–73.78
Basic earnings per share after deducting non-recurring profit and loss (RMB per share)	0.0224	0.0224	–74.55
Diluted earnings per share (RMB per share)	0.0236	0.0236	–73.78
Weighted average return on equity (%)	1.30	1.30	Decrease by 4.99 percentage points
Weighted average return on equity after deducting non-recurring profit and loss (%)	1.23	1.23	Decrease by 4.94 percentage points

After deducting non-recurring profit and loss and relevant amounts:

Unit: ’000

Currency: RMB

Item	Amount

Gains or losses from disposal of non-current assets	6,596
Non-operating incomes and expenses other than the above	11,145
Effect on income tax	–1,889
Effect on minority interests (net of tax)	–1,553

Total	14,299

2.2	The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

The total number of the Company’s shareholders as at the end of the reporting period	276,867

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

Name of shareholders (in full)	Number of circulating shares not subject to selling moratorium held at the end of the period	Class
HKSCC NOMINEES LIMITED (including CES Global Holdings (Hong Kong) Limited)	2,040,815,299	Overseas listed foreign shares
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	427,085,429	RMB ordinary shares
China National Aviation Fuel Holding Co. (中國航空油料集團公司)	421,052,632	RMB ordinary shares
Aerospace Capital Holding Co. Ltd. (航天投資控股有限公司)	99,088,580	RMB ordinary shares
Sinotrans Air Transportation Development Co. Ltd. (中外運空運發展股份有限公司)	83,157,894	RMB ordinary shares
Jin Jiang International Holdings Company Limited (錦江國際(集團)有限公司)	54,400,000	RMB ordinary shares
Bank of China – Harvest Services Value-added Industry Securities Investment Funds	25,552,714	RMB ordinary shares
Bank of China Group Investment Limited (中銀集團投資有限公司)	21,997,755	RMB ordinary shares
上海輕工業對外經濟技術合作有限公司	18,574,343	RMB ordinary shares
上海紡織(集團)有限公司	18,574,270	RMB ordinary shares

3.	IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

☒      Applicable          ☐      Not applicable

Item	Change	Reasons for change
	(%)

Finance Expenses	1,078.88	Primarily due to the net exchange gain of RMB330 million arising from the substantial appreciation of the Renminbi against the US Dollar during the same period last year, and as compared to the relatively steady level of the exchange rate of Renminbi against the US dollar this year.

Gain arising from changes in fair value	–91.26	Primarily due to the gain arising from changes in fair value of approximately RMB79.45 million arising from the crude oil hedging of the Company during the first quarter of 2011. All of the crude oil hedging transactions of the Company terminated at the end of 2011.

Investment income	30.05	Primarily due to the increase in the operating profit of associated companies accounted for using equity method of accounting during the first quarter of 2012 as compared to the same period in 2011.

Non-operating income	138.04	Primarily due to the increase in the operational financial and taxation subsidies received by the Company during the first quarter of 2012.

Net profit attributable to shareholders of listed company	–73.68	Primarily due to the decrease in net profit of the Company for the first quarter of 2012 as compared to the same period in 2011.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

☐      Applicable          ☒      Not applicable

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

☐      Applicable          ☒      Not applicable

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year.

☐      Applicable          ☒      Not applicable

3.5	Implementation of cash dividend policy during the reporting period

In 2011, the parent company’s net profit was RMB4,892 million, and the total accumulated losses of the parent company as at 31 December 2011 amounted to RMB4,503 million. According to the requirements of relevant laws and regulations, the Company shall make good its losses incurred in previous years with its profit for the year before any profit distribution to the shareholders. As such, no profit shall be distributed by the Company in respect of the year 2011 under the Company Law and the Articles. During the reporting period¸ no cash dividend was paid by the Company.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

27 April 2012

4.	APPENDICES

4.1

Consolidated Balance Sheet

31 March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current assets:
Monetary capital	7,681,418	6,755,260
Settlement reserves fund	–	–
Deposits with banks and other financial institutions	–	–
Derivative financial assets	4,365	4,365
Notes receivable	–	–
Trade receivables	2,393,029	2,197,493
Prepayments	760,609	973,451
Premiums receivable	–	–
Receivables from reinsurers	–	–
Reinsurance deposits receivable	–	–
Interest receivable	798	21,333
Dividends receivable	–	–
Other receivables	2,123,796	1,722,644
Buying back the sale of financial assets	–	–
Inventory	1,612,999	1,555,544
Non-current assets due within one year	–	–
Other current assets	492,645	482,313

Total current assets	15,069,659	13,712,403

4.1

Consolidated Balance Sheet (Cont’d)

31 March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Non-current assets:
Entrusted loans and advances	–	–
Financial assets available for sale	2,328	2,344
Held-to-maturity investments	–	–
Long-term receivables	–	–
Long-term equity investment	1,551,587	1,498,881
Properties held for investment	–	–
Fixed assets	72,755,713	71,565,372
Construction in progress	12,993,034	13,085,908
Construction materials	–	–
Disposal of fixed assets	–	–
Biological assets for production	–	–
Oil and gas assets	–	–
Intangible assets	1,897,433	1,898,953
Development expenses	–	–
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	1,172,612	1,180,254
Deferred income tax assets	12,394	12,427
Other non-current assets	615,551	749,580

Total non-current assets	99,509,682	98,502,749

Total assets	114,579,341	112,215,152

4.1

Consolidated Balance Sheet (Cont’d)

31 March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current liabilities:
Short-term borrowings	13,913,496	11,453,880
Borrowing from Central Bank	–	–
Deposits from customers and other banks	–	–
Advances from banks and other financial institutions	–	–
Derivative financial liabilities	279,704	332,984
Notes payable	47,746	47,746
Trade payables	12,294,959	10,267,531
Account collected in advance	2,441,554	3,664,673
Financial assets sold under agreements to repurchase	–	–
Handling charges and commissions payable	–	–
Staff remuneration payable	2,408,644	3,047,095
Tax payable	1,826,788	2,002,101
Interest payable	159,967	179,792
Dividends payable	740	740
Other payables	2,551,423	2,717,410
Amounts due to reinsurers	–	–
Insurance deposits payable	–	–
Securities trading agency fees	–	–
Securities underwriting fees	–	–
Non-current liabilities due within one year	8,333,308	9,950,619
Other current liabilities	–	–

Total current liabilities	44,258,329	43,664,571

4.1

Consolidated Balance Sheet (Cont’d)

31 March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Non-current liabilities:
Long-term borrowings	22,233,013	21,103,463
Bonds payable	2,500,000	2,500,000
Long-term payables	21,970,451	21,551,521
Special items payable	112,535	112,685
Expected liabilities	–	–
Deferred income tax liabilities	29,326	29,326
Other non-current liabilities	1,110,265	1,108,173

Total non-current liabilities	47,955,590	46,405,168

Total liabilities	92,213,919	90,069,739

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	11,276,539	11,276,539
Capital reserves	15,672,064	15,626,586
Less: Treasury shares	–	–
Special reserves	–	–
Surplus reserves	–	–
Provision for ordinary risks	–	–
Undistributed profits	–6,199,221	–6,465,748
Exchange difference in foreign currency statements	–	–
Total equity attributable to equity holders of parent company	20,749,382	20,437,377
Minority interests	1,616,040	1,708,036

Total owners’ equity	22,365,422	22,145,413

Total liabilities and owners’ equity	114,579,341	112,215,152

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1

Balance Sheet of Parent Company

31 March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current assets:
Monetary capital	1,334,075	1,212,180
Derivative financial assets	4,365	4,365
Notes receivable	–	–
Trade receivables	2,255,675	2,256,601
Prepayments	430,969	422,879
Interest receivable	–	5,912
Dividends receivable	–	–
Other receivables	4,710,127	3,464,920
Inventory	1,336,458	1,270,586
Non-current assets due within one year	–	–
Other current assets	483,806	482,313

Total current assets	10,555,475	9,119,756

Non-current assets:
Financial assets available for sale	–	–
Held-to-maturity investments	–	–
Long-term receivables	–	–
Long-term equity investment	9,045,415	8,993,368
Properties held for investment	–	–
Fixed assets	50,600,550	49,186,730
Construction in progress	10,966,301	11,184,681
Construction materials	–	–
Disposal of fixed assets	–	–
Biological assets for production	–	–
Oil and gas assets	–	–
Intangible assets	865,237	861,469
Development expenses	–	–
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	693,247	718,014
Deferred income tax assets	–	–
Other non-current assets	264,740	262,420

Total non-current assets	80,944,520	79,715,712

Total assets	91,499,995	88,835,468

4.1

Balance Sheet of Parent Company (Cont’d)

31 March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current liabilities:
Short-term borrowings	11,981,684	9,765,647
Derivative financial liabilities	279,704	332,984
Notes payable	–	–
Trade payables	10,913,602	7,652,110
Account collected in advance	1,950,844	2,925,710
Staff remuneration payable	1,457,972	1,853,809
Tax payable	896,400	1,109,730
Interest payable	107,010	110,108
Dividends payable	–	–
Other payables	2,291,385	3,067,806
Non-current liabilities due within one year	6,420,671	7,499,231
Other current liabilities	–	–

Total current liabilities	36,299,272	34,317,135

Non-current liabilities:
Long-term borrowings	16,485,378	15,184,868
Bonds payable	–	–
Long-term payables	15,303,072	16,276,221
Special items payable	91,649	91,649
Expected liabilities	–	–
Deferred income tax liabilities	–	–
Other non-current liabilities	636,162	634,069

Total non-current liabilities	32,516,261	32,186,807

Total liabilities	68,815,533	66,503,942

4.1

Balance Sheet of Parent Company (Cont’d)

31 March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	11,276,539	11,276,539
Capital reserves	15,603,736	15,558,258
Less: Treasury shares	–	–
Special reserves	–	–
Surplus reserves	–	–
Provision for ordinary risks	–	–
Undistributed profits	–4,195,813	–4,503,271

Total owners’ equity (or shareholders’ equity)	22,684,462	22,331,526

Total liabilities and owners’ equity (or shareholders’ equity)	91,499,995	88,835,468

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Consolidated Income Statement

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year

1.	Total revenue	19,324,116	18,157,811
	Of which: Revenue	19,324,116	18,157,811
	Interest income	–	–
	Premiums earned	–	–
	Handling charges and commission income	–	–

2.	Total operating costs	19,566,510	17,390,315
	Of which: Operating costs	17,247,303	15,265,258
	Interest expenses	–	–
	Handling charges and commission expenses	–	–
	Payments on surrenders	–	–
	Net compensation expenses	–	–
	Net provision for insurance contract	–	–
	Insurance policy dividend expenses	–	–
	Reinsurance expenses	–	–
	Business taxes and surcharges	156,282	366,351
	Selling expenses	1,209,900	1,183,796
	General and administrative expenses	557,176	541,329
	Finance expenses	395,881	33,581
	Assets impairment loss	–32	–
	Add: Gains arising from changes in fair value (loss indicated by “–”)	9,128	104,430
	Investment gains (loss indicated by “–”)	37,557	28,880
	Of which: Investment gains on associated companies and joint ventures	–	–
	Exchange gains (loss indicated by “–”)	–	–

4.2

Consolidated Income Statement (Cont’d)

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year

3.	Operating profit (loss indicated by “–”)	–195,709	900,806
	Add: Non-operating income	414,834	174,270
	Less: Non-operating expenses	9,523	5,677
	Of which: Loss on disposal of non-current assets	–	–

4.	Total profits (total losses indicated by “–”)	209,602	1,069,399
	Less: Income tax expenses	29,984	19,535

5.	Net profit (net loss indicated by “–”)	179,618	1,049,864
	Net profit attributable to equity holders of parent company	266,527	1,012,766
	Minority interests	–86,909	37,098

6.	Earnings per share:
	(1) Basic earnings per share	0.0236	0.0898
	(2) Diluted earnings per share	0.0236	0.0898

7.	Other comprehensive income	–	–

8.	Total comprehensive income

	Total comprehensive income attributable to equity holders of parent company	–	–
	Total comprehensive income attributable to minority interests	–	–

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Income Statement of Parent Company

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year

1.	Revenue	10,510,593	11,600,715
	Less: Operating costs	9,128,689	9,757,899
	Business taxes and surcharges	14,966	215,031
	Selling expenses	818,477	785,039
	General and administrative expenses	304,995	317,326
	Finance expenses	314,502	22,587
	Assets impairment loss	–	–
	Add: Gains from changes in fair value (loss indicated by “–”)	9,128	104,430
	Investment gains (loss indicated by “–”)	28,987	26,902
	Of which: Investment gains on associated companies and joint ventures	–	–

2.	Operating profit (loss indicated by “–”)	–32,921	634,165
	Add: Non-operating income	342,494	147,884
	Less: Non-operating expenses	2,115	4,698
	Of which: Loss on disposal of non-current assets	–	–

3.	Total profits (total losses indicated by “–”)	307,458	777,351
	Less: Income tax expenses	–	–

4.	Net profit (net loss indicated by “–”)	307,458	777,351

5.	Earnings per share:
	(1) Basic earnings per share	–	–
	(2) Diluted earnings per share	–	–

6.	Other comprehensive income	–	–

7.	Total comprehensive income	–	–

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Consolidated cash flow statement

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year
1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	17,583,504	18,103,930
	Net increase in customer deposits and deposits with banks	–	–
	Net increase in loans from Central Bank	–	–
	Net increase in advances from other financial institutions	–	–
	Cash received from original insurance policy premium	–	–
	Net cash received from reinsurance operations	–	–
	Net increase in policyholders’ deposits and investment	–	–
	Net increase in disposal of derivative financial assets	–	–
	Interests, handling charges and commissions received	–	–
	Net increase in advances from banks and other financial institutions	–	–
	Net increase in repurchase of business funds	–	–
	Refund of taxes received	–	–
	Other cash received relating to operating activities	1,006,459	809,768

	Sub-total of operating cash inflow	18,589,963	18,913,698

	Cash paid for purchase of goods and receiving of labour services	9,636,206	10,104,660
	Net increase in customers deposits and advances	–	–
	Net increase in deposits with Central Bank and banks	–	–
	Compensation paid pursuant to original insurance contract and settled in cash	–	–
	Interest, handling charges and commission paid by cash	–	–
	Insurance policy dividend paid by cash	–	–
	Cash paid to and for employees	3,458,997	3,127,168
	Taxes paid	626,061	1,033,776
	Other cash paid for operating activities	1,384,126	1,121,439

	Sub-total of cash outflow from operating activities	15,105,390	15,387,043

	Net cash flows from operating activities	3,484,573	3,526,655

4.3

Consolidated cash flow statement (Cont’d)

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year
2.	Cash flow from investment activities:
	Cash received from disposal of investment	–	–
	Investment income in cash	7,083	14,350
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	6,538	46
	Net cash received from disposal of subsidiaries and other operating units	–	–
	Other cash received from investing activities	68,176	29,203

	Sub-total of cash inflow from investing activities	81,797	43,599

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	2,730,406	3,153,282
	Investments paid in cash	–	–
	Net increase in pledged loans	–	–
	Net cash received from subsidiaries and other business units	–	–
	Other cash paid for investing activities	660,000	47,549

	Sub-total of cash outflow from investment activities	3,390,406	3,200,831

	Net cash flow from investment activities	–3,308,609	–3,157,232

4.3

Consolidated cash flow statement (Cont’d)

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year
3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	–	–
	Of which: Cash received by subsidiaries from investment by minority shareholders	–	–
	Cash received from borrowings	11,466,663	6,324,605
	Proceeds received in cash from bonds issuance	–	–
	Other proceeds in cash from fund raising activities	1,400	756,599

	Sub-total of cash inflow from fund raising activities	11,468,063	7,081,204

	Cash paid for repayment of indebtedness	9,783,517	5,030,163
	Cash payments for distribution of dividends, profits or payments of interest expense	504,732	392,588
	Of which: Dividend and profit paid by subsidiaries to minority shareholders	–	–
	Other cash paid for fund raising activities	1,084,204	906,447

	Sub-total of cash outflow from fund raising activities	11,372,453	6,329,198

	Net cash flow from fund raising activities	95,610	752,006

4.	Effect of changes in exchange rate on cash and cash equivalents	–4,016	–3,328

5.	Net increase in cash and cash equivalents	267,558	1,118,101
	Add: Balance of cash and cash equivalents at the beginning of the period	3,860,973	3,078,228

6.	Balance of cash and cash equivalents at the end of the period	4,128,531	4,196,329

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Cash flow statement of Parent Company

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year

1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	10,300,423	11,103,767
	Refund of taxes received	–	–
	Other cash received relating to operating activities	937,643	764,652

	Sub-total of operating cash inflow	11,238,066	11,868,419

	Cash paid for purchase of goods and receiving labour services	6,409,063	5,824,685
	Cash paid to and for employees	1,990,286	1,910,180
	Taxes paid	322,244	600,546
	Other cash paid for operating activities	1,243,285	1,212,260

	Sub-total of cash outflow from operating activities	9,964,878	9,547,671

	Net cash flows from operating activities	1,273,188	2,320,748

4.3

Cash flow statement of Parent Company (Cont’t)

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year

2.	Cash flow from investment activities:
	Cash received from disposal of investment	–	50,000
	Investment income in cash	13,047	14,603
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	181	36
	Net cash received from disposal of subsidiaries and other operating units	–	–
	Other cash received from investing activities	16,246	5,324

	Sub-total of cash inflow from investing activities	29,474	69,963

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	1,890,150	2,844,716
	Investments paid in cash	–	–
	Net cash received from subsidiaries and other business units	–	–
	Other cash paid for investing activities	–	47,549

	Sub-total of cash outflow from investment activities	1,890,150	2,892,265

	Net cash flow from investment activities	–1,860,676	–2,822,302

4.3

Cash flow statement of Parent Company (Cont’t)

January to March 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Item	Amount for the reporting period	Amount for the corresponding period of last year

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	–	–
	Cash received from borrowings	10,484,103	5,763,883
	Proceeds received in cash from bonds issuance	–	–
	Other proceeds in cash from fund raising activities	–	756,599

	Sub-total of cash inflow from fund raising activities	10,484,103	6,520,482

	Cash paid for repayment of indebtedness	8,499,998	3,746,356
	Cash payments for distribution of dividends, profits or payments of interest expense	298,421	338,261
	Other cash paid for fund raising activities	972,417	889,333

	Sub-total of cash outflow from fund raising activities	9,770,836	4,973,950

	Net cash flow from fund raising activities	713,267	1,546,532

4.	Effect of changes in exchange rate on cash and cash equivalents	–3,884	–2,768

5.	Net increase in cash and cash equivalents	121,895	1,042,210
	Add: Balance of cash and cash equivalents at the beginning of the period	852,012	851,283

6.	Balance of cash and cash equivalents at the end of the period	973,907	1,893,493

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

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